Exhibit 99.1

NEWS RELEASE

Endeavour Silver Reports Record Silver Production in 4th Quarter, 2014 and 10th Consecutive Year of Higher Silver Production
______________________________________________________________________________

Vancouver, Canada – January 12, 2015 - Endeavour Silver Corp. (NYSE: EXK) (TSX: EDR) reports record silver production of 2,009,172 ounces (oz) in the Fourth Quarter, 2014 (up 4% compared to the Fourth Quarter, 2013) as well as 15,127 oz gold (down 14% compared to the Fourth Quarter, 2013) from the Company’s three operating silver mines in Mexico: the Guanaceví Mine in Durango State and the Bolañitos and El Cubo Mines in Guanajuato State.

As a result, the Company delivered its 10th consecutive year of higher silver production in 2014, totaling 7,212,074 oz silver (up 6% compared to 2013) and 62,895 oz gold (down 17% compared to 2013).  Silver equivalent production totaled 11.6 million oz at a 70:1 silver: gold ratio.

Production Highlights for Fiscal 2014 (Compared to Fiscal 2013)

•     Silver production increased 6% to 7,212,074 oz
•     Gold production decreased 17% to 62,895 oz
•     Silver equivalent production was 11.6 million oz (at a 70:1 silver: gold ratio)
•     Silver ounces sold totaled 6,539,686 oz
•     Gold ounces sold totaled 58,323 oz
•     Bullion inventory at year-end included 418,564 oz silver and 1,052 oz gold
•     Concentrate inventory at year-end included 88,518 oz silver and 1,326 oz gold

Production Highlights for Fourth Quarter, 2014 (Compared to Fourth Quarter, 2013)

•     Silver production increased 4% to 2,009,172 oz
•     Gold production decreased 14% to 15,127 oz
•     Silver equivalent production was 3.1 million oz (at a 70:1 silver: gold ratio)
•     Silver ounces sold totaled 2,000,253 oz
•     Gold ounces sold totaled 13,635 oz

Bradford Cooke, CEO and Director, commented, “Endeavour delivered new records for quarterly and annual silver production from our mining operations in 2014, led by record performance of the Guanaceví mine.  We beat the high end of our silver production guidance by 5%, although our gold production fell short of guidance by 3%.  Our operations group is to be commended for their stellar effort last year.

“The excellent performance of our El Cubo mine in the fourth quarter should also be noted as it allowed us to meet our 2014 guidance of ramping up throughput by 36% to fill the El Cubo plant to capacity by year-end.  The Bolanitos mine operated steadily at capacity throughout the year and readily met its operating guidance.

“Lower precious metal prices continued to beset the mining industry in 2014 and I am proud of our management team for their ongoing efforts to reduce our all-in sustaining costs in this difficult environment.  We remain focused on optimizing our mining operations further in order to ensure that each mine generates positive operating cash flow through this current metal price downturn.”

Operating Highlights for 2014

Consolidated Production
Three Months Ended Dec. 31			2014 Highlights	Year Ended Dec. 31
2014	2013	% Change		2014	2013	% Change
374,212	379,480	(1%)	Throughput (tonnes)	1,404,406	1,537,984	(9%)
2,009,172	1,931,717	4%	Silver ounces produced	7,212,074	6,813,069	6%
15,127	17,686	(14%)	Gold ounces produced	62,895	75,578	(17%)
1,950,037	1,855,108	5%	Payable silver ounces produced	6,996,916	6,593,805	6%
14,557	16,612	(12%)	Payable gold ounces produced	60,518	72,562	(17%)
2,000,253	2,155,326	(7%)	Silver ounces sold	6,539,686	7,151,963	(9%)
13,635	18,960	(28%)	Gold ounces sold	58,323	81,119	(28%)

2014 Production by Mine
Production	Tonnes	Tonnes	Grade	Grade	Recovery	Recovery	Silver	Gold
by mine	Produced	per day	Ag gpt(1)	Au gpt(1)	Ag %	Au %	Oz	Oz
Guanaceví	423,251	1,160	314	0.65	84.0%	86.4%	3,587,639	7,641
Bolañitos	567,873	1,556	148	2.36	88.7%	86.1%	2,396,179	37,108
El Cubo	413,282	1,132	105	1.59	88.0%	85.9%	1,228,256	18,146
Consolidated	1,404,406	3,848	185	1.62	86.2%	86.1%	7,212,074	62,895

1)	gpt = grams per tonnes

Fourth Quarter Production by Mine
Production	Tonnes	Tonnes	Grade	Grade	Recovery	Recovery	Silver	Gold
by mine	Produced	per day	Ag gpt(1)	Au gpt(1)	Ag %	Au %	Oz	Oz
Guanaceví	102,375	1,113	358	0.70	87.0%	90.5%	1,024,762	2,085
Bolañitos	145,408	1,581	148	2.03	88.3%	83.2%	611,271	7,900
El Cubo	126,429	1,374	106	1.51	86.6%	83.8%	373,139	5,142
Consolidated	374,212	4,068	191	1.49	87.3%	84.4%	2,009,172	15,127

Guanaceví Mine

•     Record silver production was almost 1 million oz above guidance, gold production met guidance, higher silver and gold grades and recoveries were partly offset by lower throughput
•     Completed 8,892 metres (m) of exploration drilling in 23 holes
•     Completed 3.2 kilometres (km) of mine development
•     Discovered two new areas of silver mineralization at Porvenir Centro and Santa Cruz Sur
•     Planted 17,400 trees in 2014 and received “Socially Responsible Company” Award

At Guanaceví, higher recoveries and higher grades, mainly from the Porvenir Cuatro orebody, helped the mine achieve record quarterly and annual production.  Exploration drilling successfully delineated new zones of high grade silver-gold mineralization in the Porvenir Centro area between the Porvenir Norte and Santa Cruz mines and the Santa Cruz Sur area south of the Santa Cruz mine.

Drilling highlights include 296 gpt silver and 1.85 gpt gold (426 gpt silver equivalent (AgEq)) over 11.1 m true width (12.4 ounces per ton (opT) AgEq over 36.4 feet (ft)), in hole SCS3S-1, and 1,360 gpt silver and 38.3 gpt gold (3,987 gpt AgEq) over 0.57 m true width (116.2 opT AgEq over 1.9 ft) in hole UNP4-3.  Silver equivalents are calculated at a ratio of 70: 1 silver: gold. Drill highlights are summarized in the following table:

Hole	Structure	From	True Width	Au	Ag
		(m)	(m)	(gpt)	(gpt)
SCS1S-1	Santa Cruz	210.85	4.71	1.88	442
	Including	211.90	0.44	2.69	1455
SCS1S-3	Santa Cruz	182.50	1.50	0.56	161
SCS1S-4	Santa Cruz	344.00	3.58	1.31	354
	Including	348.95	0.34	2.27	907
SCS1S-5	Santa Cruz	376.95	3.94	1.91	681
	Including	376.95	0.42	6.40	2930
SCS2S-1	Santa Cruz	174.10	3.17	0.84	159
	Including	175.40	0.38	3.84	404
SCS2S-2	Santa Cruz	323.15	1.16	0.16	1308
	Including	325.60	0.29	0.62	5280
SCS2S-4	Santa Cruz	208.90	9.16	0.61	172
	Including	224.10	0.33	7.64	581
SCS2S-5	Santa Cruz	287.55	1.63	0.66	145
SCS3S-1	Santa Cruz	256.05	11.13	1.85	296
	Including	260.80	0.52	2.43	624
SCS3S-2	Santa Cruz	206.85	8.78	0.43	141
	Including	217.75	1.26	0.80	181
SCS3S-3	Santa Cruz	173.90	8.08	0.59	202
	Including	175.90	0.31	1.34	724
SCS3S-4	Santa Cruz	298.10	4.39	0.50	135
	Including	304.65	0.23	1.89	340
SCS4S-1	Hw SCV	220.10	3.62	2.53	446
	Including	220.70	0.42	7.26	765
	Santa Cruz	229.10	10.35	1.04	542
	Including	239.70	0.48	3.87	1240
SCS4S-2	Santa Cruz	263.20	9.05	0.62	345
	Including	267.30	0.31	1.83	831
SCS12-1	Santa Cruz	316.05	1.18	0.25	234
UNP4-3	Santa Cruz	104.10	1.96	12.06	506
	Including	105.35	0.57	38.30	1360
UNP4-4	Santa Cruz	152.40	1.70	1.81	312
	Including	155.00	0.25	5.47	479
UNP4-5	Santa Cruz	151.05	1.33	0.47	264
	Including	152.90	0.29	0.93	628

Bolañitos Mine

•     Silver and gold production were in line with guidance, higher silver recoveries were partly offset by lower throughput and gold grades
•     Completed 28,165 m of exploration drilling in 87 holes including expansion and delineation of LL-Asuncion orebody
•     Completed 6.1 km of mine development including commencement of new LL-Asuncion mine access ramp
•     Planted 3,170 trees in 2014 and received “Socially Responsible Company” Award
•     Also received “Supporting the Environment” award from the Institute of Ecology in Guanajuato

At Bolañitos, mine output and mill throughput reverted to the plant capacity in 2014 after benefiting from extra mine production to fill available capacity at the Las Torres plant in 2013.  The decline in gold grades was anticipated due to the metal distribution in the orebodies.  Exploration drilling successfully delineated the LL-Asuncion orebody (drill results previously released).  A new mine access ramp was collared in October, intersected a new blind vein up to 2.5 m wide in December (calcite-dominant vein with spotty gold values up to 4.5 gpt suggesting the “bonanza” horizon lies deeper) and is scheduled to reach the LL-Asuncion vein within the next three months.

El Cubo Mine

•     Silver and gold production were both below guidance, but much improved in Q4 since site management changes were made at the end of Q3
•     Higher throughput and silver recoveries were partly offset by lower gold recoveries
•     Completed 27,932 m of exploration drilling in 69 holes including expansion and delineation of the V-Asuncion orebody
•     Completed 11.1 km of mine development including accelerated development of V-Asuncion mine to open up more areas for mining
•     Planted 3,000 trees in 2014 and received “Socially Responsible Company” Award
•     Also received “Supporting the Environment” award from the Institute of Ecology in Guanajuato

At El Cubo, the operational changes implemented over the past two years now appear to be sustainable.  Throughput increased substantially in Q4 thanks to our “Yes We Can” program, allowing mine personnel to achieve our 2014 goal of ramping up throughput to fill the El Cubo plant to capacity by year-end (see monthly table below).  Exploration drilling successfully delineated the V-Asuncion orebody (drill results previously released).  Management continues to focus on accelerating mine development of the V-Asuncion discovery to increase throughput and grades and drive unit costs down.

Cubo 2014	Tonnes	Tonnes	Grade	Grade	Recovery	Recovery	Silver	Gold
Trend	Produced	per day	Ag gpt	Au gpt	Ag %	Au %	Oz	Oz
Quarter 1	97,300	1,081	110	2.01	93.1%	89.2%	320,367	5,606
Quarter 2	88,084	968	103	1.44	85.7%	85.7%	249,887	3,495
Quarter 3	101,469	1,103	102	1.42	85.6%	84.3%	284,863	3,903
Quarter 4	126,429	1,374	106	1.51	86.6%	83.8%	373,139	5,142
2014	413,282	4,526	105	1.59	88.0%	85.9%	1,228,256	18,146

Cubo Q4	Tonnes	Tonnes	Grade	Grade	Recovery	Recovery	Silver	Gold
Trend	Produced	per day	Ag gpt	Au gpt	Ag %	Au %	Oz	Oz
October	39,665	1,280	93	1.46	82.0%	86.0%	97,186	1,607
November	40,154	1,338	102	1.51	82.0%	86.0%	108,169	1,685
December	46,610	1,504	121	1.55	92.0%	80.0%	167,784	1,850
Q4 2014	126,429	1,374	105	1.59	88.0%	85.9%	373,139	5,142

San Sebastián Project

•     Completed 15,098 m of exploration drilling in 49 holes to expand and delineate high grade, silver-gold mineralization within the Terronera vein system
•     Main mineralized zone now extends over 1,400 m long, still open along strike to the southeast and down dip
•     Received the mine development permit (MIA) from the Mexican government in Q4, 2014

San Sebastián is an emerging new high grade silver-gold discovery in Jalisco state, Mexico that may represent Endeavour’s fourth mine, subject to economic studies now under way.  Exploration drilling successfully delineated the Terronera mineralized zone (drill results previously released).  Management is now working on the individual change of soil use permits, an updated resource estimate, initial mine plan, project engineering and independent economic evaluation.

Endeavour plans to release its updated reserve and resource estimate and 2015 outlook with production guidance within the next two weeks.

About Endeavour Silver – Endeavour Silver is a mid-tier silver mining company focused on growing production, reserves and resources in Mexico. Since start-up in 2004, Endeavour has posted ten consecutive years of accretive growth of its silver mining operations. Endeavour's three silver-gold mines in Mexico combined with its strategic acquisition and exploration programs should facilitate Endeavour's goal to become a premier senior silver producer.

Contact Information - For more information, please contact:
Meghan Brown, Director Investor Relations
Toll free: (877) 685-9775
Tel: (604) 640-4804
Fax: (604) 685-9744
Email: mbrown@edrsilver.com
Website: www.edrsilver.com

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include but are not limited to statements regarding Endeavour’s anticipated performance in 2015 and the timing and results of various activities. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others, changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development, risks in obtaining necessary licenses and permits, and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company’s mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.